
10012982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ________

Commission File Number 001-15274

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit-Sharing and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

REQUIRED INFORMATION

Form 11-K Annual Report

This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan, a plan subject to the Employee Retirement Income Security Act of 1974.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Dallas, Texas
June 23, 2010

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:		
Investments at fair value:		
J. C. Penney Company, Inc. Common Stock	$ 453,659,201	$ 328,137,266
Common and collective trusts	1,504,025,056	1,240,800,816
Self-directed brokerage window:		
Mutual funds	20,781,811	15,997,410
Common stock	13,965,503	6,135,224
Other	1,637,898	1,439,436
Total self-directed brokerage window	36,385,212	23,572,070
Fully benefit responsive contracts:		
Guaranteed investment contracts	113,046,060	152,597,600
Synthetic investment contract wrapper	2,435,523	1,839,510
Fixed income securities	1,175,192,068	1,091,030,194
Total fully benefit responsive contracts	1,290,673,651	1,245,467,304
	3,284,743,120	2,837,977,456
Participant loans	96,068,060	92,730,474
Cash	—	410,819
Receivables:		
J. C. Penney Company, Inc. contribution	9,228,993	4,874,617
Participant contributions	4,036,063	4,149,009
Interest and dividends	38,418	116,082
Loan repayment receivable	796,064	1,394,274
Other	889,477	1,117,109
Total receivables	14,989,015	11,651,091
Total assets	3,395,800,195	2,942,769,840
Liabilities:		
Accounts payable and accrued liabilities	327,850	985,973
Total liabilities	327,850	985,973
Net assets available for benefits before adjustment	3,395,472,345	2,941,783,867
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(43,209,986)	14,205,292
Net assets available for benefits	$ 3,352,262,359	$ 2,955,989,159

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Investment income (loss):		
Net appreciation (depreciation) of investments	$ 392,295,334	$ (941,478,321)
Interest	63,530,544	69,585,980
Dividends	13,707,883	14,241,610
	469,533,761	(857,650,731)
Less investment expenses	(1,149,491)	(1,191,837)
	468,384,270	(858,842,568)
Contributions:		
J. C. Penney Company, Inc.	57,900,539	55,999,568
Participants	138,502,619	150,509,559
	196,403,158	206,509,127
Deductions from net assets attributed to:		
Benefit payments	(258,846,722)	(341,151,264)
Administrative expenses	(9,667,506)	(10,928,884)
Total deductions	(268,514,228)	(352,080,148)
Increase (decrease) in net assets available for benefits	396,273,200	(1,004,413,589)
Beginning net assets available for benefits	2,955,989,159	3,960,402,748
Ending net assets available for benefits	$ 3,352,262,359	$ 2,955,989,159

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to "Your Benefits Book 2", which is the Summary Plan Description for the Plan. If these Notes to Financial Statements or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have attained age 21 are immediately eligible to participate in the Plan upon their hire date or rehire date. Eligible Associates are automatically enrolled at a 4% pre-tax contribution, unless they elect otherwise after completion of 12 months and 1,000 hours of service. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the costs/expenses to administer the Plan. These costs/expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative costs/expenses not paid by the Plan are paid by the Company.

The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan except that effective December 17, 2009, Evercore Trust Company, N.A. became the named fiduciary with respect to the management and disposition of the J. C. Penney Common Stock Fund (Penney Stock Fund). The BPIC also has the responsibility for selecting investment funds, other than the Penney Stock Fund, to be offered under the Plan. The Benefits Administration Committee is the named fiduciary for the review of denied claims and has overall responsibility for the day-to-day administration of the Plan. The Human Resources Committee is the named fiduciary responsible for overall administration and operation of the Plan and appoints the trustee. The Human Resources Committee has named State Street Bank & Trust Company (State Street Bank) as the trustee for the Plan and Hewitt Associates as the third party administrator/record keeper for the Plan.

(b) Payment of Benefits

Generally, Participants who have separated from service with account balances over $1,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $1,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company matching account may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year

(Continued)

following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) Contributions

Participants who are classified as highly compensated in 2009 and 2008 (earning $105,000 or more annually in 2008 for 2009 and $100,000 or more annually in 2007 for 2008) are permitted to contribute from 1% to 8% of their earnings (up to a maximum of $245,000 for 2009 and $230,000 for 2008) with a maximum of 6% in pre-tax deposits (subject to an annual maximum of $16,500 in 2009 and 15,500 in 2008). Participants earning less than $100,000 in the previous year are permitted to contribute from 1% to 50% of their earnings (subject to an annual maximum of $16,500 in 2009 and $15,500 in 2008). Associates, who are at least age 21, did not enroll in the plan, and did not decline enrollment, will be automatically enrolled in the Plan after completing 12 months and 1,000 hours of service.

The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $5,500 during 2009 and $5,000 during 2008. These catch-up contributions are not eligible for the Company's matching contribution.

Participants age 21 or older become eligible for the Company matching contributions after completing 12 months and 1,000 hours of service. The Company matching contribution is a per pay period Company match of $0.50 per dollar up to the first 6% of Participant contributions. Associates hired or rehired on or after January 1, 2007, that are over 21 years of age, have 12 months and 1,000 hours of service and are active associates on December 31 receive a Company retirement account contribution equal to 2% of the associate's annual compensation (up to a maximum of $245,000 for 2009 and $230,000 for 2008).

During 2009, the Company matching contribution totaled approximately $50.2 million and the Company retirement account contribution totaled approximately $7.7 million. During 2008, the Company matching contribution totaled approximately $52.7 million and the Company retirement account contribution totaled approximately $3.3 million.

(d) Participants' Investment Funds

All participant contributions, Company matching contributions and Company retirement account contributions are invested in the Plan's investment funds in accordance with the Participant's investment elections. Prior to March 1, 2008, participants directed their investments amongst three tiers of funds as follows: Tier 1 funds consisted of four lifestyle funds: Aggressive Fund, Moderate Fund, Conservative Fund and Horizon Fund. Tier 2 funds consisted of the J.C. Penney Company Inc. common stock, a stable value fund and six funds, which are diversified in U.S. stocks, non-U.S. stocks or bonds. Tier 3 consisted of 10 mutual funds. Effective March 1, 2008, the Tier 1 lifestyle funds (Aggressive Fund, Moderate Fund, Conservative Fund and Horizon Fund) were replaced by age-based target retirement funds managed by Vanguard Fiduciary Trust Company, and the Tier 3 mutual funds were eliminated and a participant directed brokerage window was added as an investment option in the Plan. Each of these funds is maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e) Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) Participants' Loans

A participant who has not separated from service may request a loan. The minimum loan amount is $500. The maximum loan amount is the lesser of: the value of a participant's before-tax, rollover and after-tax deposits on the valuation date, 50% of a participant's total vested account value on the valuation date, or, $50,000 minus the highest balance of any other loans owed to the Plan during the previous 12 months. All loans must be adequately secured and bear interest at the prime rate plus 1%. Interest rates on the loans outstanding ranged from 4.25% to 10.50% as of December 31, 2009 and maturities ranged from 2010 through 2014. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(g) Vesting

Participants are immediately vested in the value of their deposits and earnings thereon. Company contributions and earnings thereon for Plan years 2007 and later will be 100% cliff vested after three years of service. Prior to 2007, vesting in the value of Company contributions and earnings thereon was graduated at 20% per full year of service up to 100% after five years of service. Participants will also be 100% vested if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance upon the receipt of a complete distribution or the occurrence of five consecutive one-year breaks in service.

(h) Forfeited Accounts

December 31, 2009 and 2008 forfeited nonvested accounts totaled $5,295,709 and $4,025,640, respectively. Forfeitures are available to restore forfeited amounts of rehired participants, offset Company contributions, or pay Plan expenses. Forfeitures utilized during 2009 and 2008 were approximately $498,692 and $865,825, respectively.

(Continued)

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b) New Accounting Pronouncements

In January 2010, the FASB issued guidance on improving annual disclosures about fair value measurements, which requires reporting entities to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfer between Levels 1, 2, and 3. Levels 1, 2, and 3 fair value measurements are defined in note 2(c) below. The guidance will be effective for the Plan in 2010, except for Level 3 reconciliation disclosures, which are effective for the Plan beginning in 2011. This is not expected to materially impact the Plan.

(c) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the accounting standards establish a three-level hierarchy for inputs used in measuring fair value, as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

(Continued)

The following table presents a summary of the Plan's investment assets and liabilities measured at fair value as of December 31, 2009 and 2008:

	Investments at fair value			
	Quoted prices in active market (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
December 31, 2009:				
Common stock (a)				
J.C. Penney Company, Inc.	$ 453,659,201	$ —	$ —	$ 453,659,201
Common and collective trusts (b):				
Fixed income securities	—	290,623,431	—	290,623,431
Equity funds	—	760,301,367	—	760,301,367
Target date funds	—	453,100,258	—	453,100,258
Total common and collective trusts	—	1,504,025,056	—	1,504,025,056
Self-directed brokerage window (c):				
Mutual funds	20,781,811	—	—	20,781,811
Common stock	13,965,503	—	—	13,965,503
Other	1,637,898	—	—	1,637,898
Total self-directed brokerage window	36,385,212	—	—	36,385,212

(Continued)

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fully benefit responsive contracts:				
Guaranteed investment contracts (d)	—	—	113,046,060	113,046,060
Synthetic investment contract wrapper (e)	—	—	2,435,523	2,435,523
Fixed income securities (f)	—	1,175,192,068	—	1,175,192,068
Total fully benefit responsive contracts	—	1,175,192,068	115,481,583	1,290,673,651
Total investment assets at fair value	$ 490,044,413	$ 2,679,217,124	$ 115,481,583	$ 3,284,743,120

(Continued)

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
As of December 31, 2008:				
J.C. Penney Company, Inc.				
Common Stock (a)	$ 328,137,266	$ —	$ —	$ 328,137,266
Common and collective trusts (b)	—	1,240,800,816	—	1,240,800,816
Self-directed brokerage window: (c)				
Mutual funds	15,997,410	—	—	15,997,410
Common stock	6,135,224	—	—	6,135,224
Other investments	1,439,436	—	—	1,439,436
Fully benefit-responsive contracts:				
Guaranteed investment contracts (d)	—	—	152,597,600	152,597,600
Synthetic investment contracts wrapper (e)	—	—	1,839,510	1,839,510
Fixed income securities (f)	—	1,091,030,194	—	1,091,030,194
Total investment assets at fair value	$ 351,709,336	$ 2,331,831,010	$ 154,437,110	$ 2,837,977,456

Following is a description of the valuation methodologies used for assets measured at fair value. See also footnote 2(d) for more information.

(a) *Common stock*: Valued at the closing price reported in the active market in which the individual securities are traded.

(b) *Common and collective trusts*: Valued at the net asset value (NAV) of shares held by the plan at year end. The target date funds are comprised of eleven collective trusts which manage risk and investment return over time. There are three general market risk levels: low to moderate, moderate, and moderate to high. Each fund is a different mix of investments – stocks, bonds and cash. The funds start out with more stock for growth opportunity and ends with less stock. The equity funds are comprised of 3 large cap funds and 2 small cap funds with low to moderate and high risk levels, respectively. The fixed income securities have low general market risk.

There are no known commitments or restrictions on the common and collective trusts except for some withdrawal restrictions as it relates to liquidation by the Plan Sponsor of the equity funds. The Plan Sponsor has no plans to liquidate these funds.

(c) *Self-directed brokerage window includes cash and cash equivalents, common stock, corporate bonds, mutual funds, notes, preferred stock, publicly traded partnerships*: Certain U.S. Treasury notes and corporate bonds are valued at the closing price reported in the active market in which the security is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Other investments listed are valued at the closing price reported in the active market in which the individual securities are traded. Actual risk depends on the individual investments which are selected by each applicable participant.

(d) *Guaranteed investment contracts*: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issue (see note 2(f)).

(e) *Synthetic investment contracts*: These are investment contracts that limit potential losses, if any, in the fixed assets securities portfolio. Termed a "wrap" since the contract is based on the fair value of underlying fixed asset securities. The wrap agreements are stated at fair value based on rebid or replacement cost based upon fluctuations in the fair value of the underlying fixed income securities.

(f) *Fixed income securities*: Assets include cash, U.S. Treasury and agency securities, corporate bonds, mortgages, and collateralized mortgage-backed and asset-backed securities which are held at fair value. Fixed income securities such as corporate bonds, government securities, mortgage-backed and asset-backed securities and other debt instruments are valued using quotes from independent pricing vendors based on recent trading activity and other relevant market information, including market interest rate curves, referenced credit spreads and estimated prepayment rates where applicable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

(Continued)

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investment assets for the years ended December 31, 2009 and 2008.

	Level 3 investment assets		
	GIC	SIC Wrapper	Total
Year ended December 31, 2009:			
Balance, beginning of year	$ 152,597,600	$ 1,839,510	$ 154,437,110
Realized losses	(390,990)	—	(390,990)
Unrealized gains relating to instruments still held at the reporting date	1,085,823	596,013	1,681,836
Purchases and issuances	13,869,727	—	13,869,727
Sales and maturities	(54,116,100)	—	(54,116,100)
Balance, end of year	$ 113,046,060	$ 2,435,523	$ 115,481,583

	Level 3 investment assets		
	GIC	SIC Wrapper	Total
Year ended December 31, 2008:			
Balance, beginning of year	$ 242,790,841	$ 200,293	$ 242,991,134
Realized losses	(905,312)	—	(905,312)
Unrealized gains relating to instruments still held at the reporting date	1,804,376	1,639,217	3,443,593
Purchases and issuances	19,721,787	—	19,721,787
Sales and maturities	(110,814,092)	—	(110,814,092)
Balance, end of year	$ 152,597,600	$ 1,839,510	$ 154,437,110

(d) *Valuation of Investments and Income Recognition*

The Plan's investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(e) *Participant Loans*

Participant loans are recorded at amortized costs which represent the unpaid principal balance plus accrued interest.

(Continued)

(f) ***Guaranteed Investment Contracts and Synthetic Investment Contracts***

The traditional guaranteed investment contracts (GICs) provide a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party which are backed by assets owned by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract insurers or otherwise. The stated and actual interest rates on these contracts range from 4.12% to 5.60% at December 31, 2009 and 3.94% to 5.60% at December 31, 2008. Maturities range from 2010 to 2013 as of December 31, 2009 and 2009 to 2013 as of December 31, 2008.

The Plan also enters into synthetic investment contracts (SICs) with certain insurance companies and financial institutions (the Contract Issuers). Under these SICs, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. There are no reserves against contract values for credit risk of the Contract Issuer or otherwise.

The average yield based on actual earnings was approximately 4.42% and 4.92% during the years ended December 31, 2009 and 2008, respectively. The average yield based on interest rate credited to participants was 4.24% and 4.0% during the years ended December 31, 2009 and 2008, respectively.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract's crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more synthetic GIC contracts by the manager or the Contract Issuers.

There are certain events not initiated by Plan Participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different for each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include: the Plan's failure to qualify under the Internal Revenue Code (IRC) of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a Participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the Contract Issuer, including changes in the tax code, laws or regulations.

The Plan administrator does not believe that the occurrence of any of the aforementioned events, which would limit the Plan's ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract Issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees, or any other payment due under the contract; and failure to adhere to investment guidelines.

The following tables present the fair value, contract value adjustments to contract value, and major credit ratings for each of the GICs, synthetic GICs and wrapper contracts held by the Plan as of December 31, 2009 and 2008:

December 31, 2009	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic GICs:					
Bank of America, NA	A+	$ 300,914,815	$ 1,146,324	$ (10,170,976)	$ 291,890,163
Natixis Financial Products Inc.	A+	300,892,266	—	(9,023,975)	291,868,291
Rabobank Nederland	AAA	272,470,169	859,327	(10,664,311)	262,665,185
State Street Bank & Trust Co.	AA-	300,914,818	429,872	(9,454,524)	291,890,166
Total		$ 1,175,192,068	$ 2,435,523	$ (39,313,786)	$ 1,138,313,805

December 31, 2008	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic GICs:					
Bank of America, NA	AA–	$ 274,233,201	$ 752,329	$ 4,146,741	$ 279,132,271
Natixis Financial Products Inc.	A+	274,212,650	—	4,898,704	279,111,354
Rabobank Nederland	AAA	268,351,141	543,832	4,005,494	272,900,467
State Street Bank & Trust Co.	AA–	274,233,202	543,349	4,355,721	279,132,272
Total		$ 1,091,030,194	$ 1,839,510	$ 17,406,660	$ 1,110,276,364

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2009 and 2008

December 31, 2009	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
GICs:				
Metropolitan Life Insurance Company	A+	$ 16,260,012	$ (956,581)	$ 15,303,431
Aegon Institutional Markets/ Monumental Life Insurance Company	A	10,365,727	(303,807)	10,061,920
Aegon Institutional Markets/ Monumental Life Insurance Company	A	2,756,923	(150,474)	2,606,449
New York Life Insurance Company	A++	11,020,286	(646,965)	10,373,321
Pacific Life Insurance Company	A+	8,171,510	(337,538)	7,833,972
Pacific Life Insurance Company	A+	7,821,089	(103,105)	7,717,984
Pacific Life Insurance Company	A+	14,592,021	(190,336)	14,401,685
Principal Life Insurance Company	A+	7,824,483	(32,965)	7,791,518
Principal Life Insurance Company	A+	2,082,597	(8,072)	2,074,525
Principal Life Insurance Company	A+	21,789,250	(865,873)	20,923,377
Principal Life Insurance Company	A+	10,362,162	(300,484)	10,061,678
Total		$ 113,046,060	$ (3,896,200)	$ 109,149,860

(Continued)

December 31, 2008	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
GICs:				
Metropolitan Life Insurance Company	A+	$ 15,948,473	$ (647,231)	$ 15,301,242
Metropolitan Life Insurance Company	A+	11,900,418	(81,321)	11,819,097
Aegon Institutional Markets/ Monumental Life Insurance Company	A+	10,074,159	(21,510)	10,052,649
Aegon Institutional Markets/ Monumental Life Insurance Company	A+	8,939,830	(113,001)	8,826,829
Aegon Institutional Markets/ Monumental Life Insurance Company	A+	10,348,739	(284,295)	10,064,444
Aegon Institutional Markets/ Monumental Life Insurance Company	A+	4,043,628	(145,593)	3,898,035
New York Life Insurance Company	A++	10,602,708	(229,387)	10,373,321
Pacific Life Insurance Company	A+	7,866,284	(148,300)	7,717,984
Pacific Life Insurance Company	A+	14,671,076	(269,392)	14,401,684
Principal Life Insurance Company	A+	10,435,629	(66,246)	10,369,383
Principal Life Insurance Company	A+	15,766,131	(187,845)	15,578,286
Principal Life Insurance Company	A+	10,344,782	(280,527)	10,064,255
Principal Life Insurance Company	A+	21,655,743	(726,720)	20,929,023
Total		$ 152,597,600	$ (3,201,368)	$ 149,396,232

(g) *Payment of Benefits*

Benefits are recorded when paid.

(Continued)

(h) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3) Investments

Investments that represent 5% or more of the Plan's net assets at December 31, 2009 and 2008 are separately identified:

Description of investment	2009	2008
J.C. Penney Company, Inc. Common Stock	$ 453,659,201	$ 328,137,266
State Street Bank Daily EAFE Fund	257,771,981	188,927,529
State Street Bank S&P 500 Flagship Fund Series	261,440,432	205,640,629
State Street Bank Passive Intermediate Bond Index Fund	212,848,478	215,882,125

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated/(depreciated) in value, as follows:

	2009	2008
J.C. Penney Company, Inc. Common Stock	$ 117,993,439	$ (406,506,864)
Mutual funds	2,784,566	(30,667,566)
Common stock	3,108,294	(3,498,482)
Other	338,623	(55,500)
Common and collective trusts	268,070,412	(500,749,909)
	$ 392,295,334	$ (941,478,321)

(4) Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter (determination letter) dated October 20, 2002 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Company has filed an application for a new determination letter on January 29, 2010, along with a request for a Compliance Statement pursuant to the Voluntary Correction Program for certain nonamender failures. On June 10, 2010, the Company received the Compliance Statement from the IRS. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

(5) Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Plan's Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$ 3,352,262,359	$ 2,955,989,159
Less amounts allocated to withdrawing participants	(1,496,687)	(717,127)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	43,209,986	(14,205,292)
Net assets available for benefits per Form 5500	$ 3,393,975,658	$ 2,941,066,740

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Benefits paid to participants per the financial statements	$ 258,846,722	$ 341,151,264
Add amounts allocated to withdrawing participants at December 31, 2009 and 2008	1,496,687	717,127
Less amounts allocated to withdrawing participants at December 31, 2008 and 2007	(717,127)	(3,793,724)
Less deemed distribution during 2009 and 2008	(42,306)	(134,422)
Benefits paid to participants per Form 5500	$ 259,583,976	$ 337,940,245

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits have been processed and approved for payment prior to December 31, but that have not yet been paid as of that date.

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	2009	2008
Total investment income/(loss) per the financial statements	$ 469,533,761	$ (857,650,731)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009 and 2008	43,209,986	(14,205,292)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008 and 2007	14,205,292	(8,410,375)
Total investment income/(loss) per the Form 5500	$ 526,949,039	$ (880,266,398)

(Continued)

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(6) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, Participants will become fully vested in amounts allocated to their accounts.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan invests in common and collective trusts with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Recent market conditions have resulted in a high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

(8) Subsequent Events

The Plan is qualified under both the Internal Revenue Code of 1986, as amended and under the Internal Revenue Code of Puerto Rico of 1994, as amended (the Puerto Rico Code). In 2008 the Internal Revenue Service issued Revenue Ruling 2008-40, which provided a window of opportunity for employers who sponsor dual-qualified plans to establish a separate plan that is qualified under the Puerto Rico Code and to transfer the assets associated with employees of the Company who are residents of Puerto Rico to a trust established in Puerto Rico for the purpose of holding the assets of the Puerto Rico qualified plan. Under the Revenue Ruling any such transfer must be completed before January 1, 2011. At the February 16, 2010 Human Resources Committee (HRC) Meeting, the HRC authorized the establishment of a separate savings plan that is qualified under the Puerto Rico Code and a related Puerto Rico trust and to transfer the assets of employees of the Company who are residents of Puerto Rico to the trust established in Puerto Rico. Those employees will then become participants in the separate Puerto Rico plan. The Company anticipates completing the establishment of the Puerto Rico plan and the transfer or the assets to the Puerto Rico trust before January 1, 2011.

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Common stock:		
* J.C. Penney Company, Inc. Common Stock	(a)	$ 453,659,201
Common and collective trusts:		
* State Street Bank Short Term Investment Fund	(a)	77,774,953
* State Street Bank Daily EAFE (Europe, Australia, and Far East) Fund	(a)	253,771,981
* State Street Bank S&P 500 Flagship Fund Series	(a)	261,440,432
* State Street Bank Russell 1000 Growth Index Fund	(a)	67,739,733
* State Street Bank Russell 1000 Value Index Fund	(a)	54,558,163
* State Street Bank Russell 2000 Index Securities Lending Fund	(a)	122,791,058
* State Street Bank Passive Intermediate Bond Index Fund	(a)	212,848,478
Vanguard Target Retirement Income Fund	(a)	31,090,891
Vanguard 2005 Target Retirement Fund	(a)	43,695,135
Vanguard 2010 Target Retirement Fund	(a)	52,828,103
Vanguard 2015 Target Retirement Fund	(a)	73,289,520
Vanguard 2020 Target Retirement Fund	(a)	75,756,873
Vanguard 2025 Target Retirement Fund	(a)	61,074,395
Vanguard 2030 Target Retirement Fund	(a)	43,085,544
Vanguard 2035 Target Retirement Fund	(a)	24,857,095
Vanguard 2040 Target Retirement Fund	(a)	17,673,915
Vanguard 2045 Target Retirement Fund	(a)	13,408,026
Vanguard 2050 Target Retirement Fund	(a)	16,340,761
Total common and collective trusts		1,504,025,056
Self Directed Brokerage Window		36,385,212
Synthetic investment contracts:		
3M Company	(a)	4,826,898
Abbey Natl Treasury Serv 144A	(a)	1,122,354
Abbott Laboratories	(a)	387,106
Ace Ina Holdings	(a)	850,271
Aflac Inc	(a)	2,070,034
Agl Capital Corp	(a)	1,012,127
Air Products and Chemicals	(a)	1,500,084
Airgas Inc	(a)	928,164
Allegheny Energy Supply 144A	(a)	310,200
Altria Group Inc	(a)	2,123,488
AMB Property	(a)	207,654
AMB Property L.P.	(a)	2,110,726
Amer Express Credit Co	(a)	203,728

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
America Movil Sa	(a)	$	460,912
America Movil Sa De Cv	(a)		640,415
America Movil Sab De Cv 144A	(a)		1,983,748
American Express	(a)		3,082,241
American Express Bk Fsb	(a)		1,373,502
American Express Co	(a)		1,319,101
American Express Credit	(a)		149,626
American Honda Finance 144A	(a)		2,407,496
American Tower Corp 144A	(a)		1,255,537
Ameriprise Financial Inc	(a)		1,146,265
AmerisourceBergen Corp	(a)		433,699
Amgen Inc	(a)		247,756
Amtt 2007 1a Afx 144A	(a)		1,945,205
Amxca 2005-5 A	(a)		169,789
Amxca 2006-b A 144A	(a)		99,541
Amxca 2009-2 A	(a)		1,355,746
Anheuser-busch Inbev Sa 144A	(a)		993,102
Anheuser-busch Inbev Wor 144A	(a)		2,565,077
Anz National (intl) Ltd 144A	(a)		337,433
Anz National Intl Ltd 144A	(a)		4,017,170
Apache Corp	(a)		2,791,491
Apache Corporation	(a)		822,725
Appalachian Power Co	(a)		518,854
Arcelormittal	(a)		942,921
At&t Broadband Corp	(a)		94,101
AT & T Corp	(a)		344,570
AT & T Inc	(a)		7,305,111
AT & T Wireless Services	(a)		220,297
Atmos Energy Corp	(a)		642,781
AvalonBay Communities	(a)		113,138
AvalonBay Communities	(a)		1,602,420
B B & T Corp	(a)		1,553,183
BACCT 2007 A8 A8	(a)		750,092
BACM 2003-1 A2	(a)		559,753
BACM 2005-3 A2	(a)		3,365,558
Baker Hughes Inc	(a)		572,032
Baltimore Gas and Electric	(a)		1,736,076
Bank of America	(a)		4,815,485
Bank of America Corp	(a)		3,320,211
Bank of America Corporation Sub Nt	(a)		3,111,612
Bank of America Na	(a)		293,712
Bank of New York Mellon	(a)		697,753

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
Barclays Bank Plc	(a)	$	5,268,427
Barrick Australia Finance	(a)		266,856
Barrick Gold Finance co	(a)		3,761,470
Bat Intl Finance Plc 144A	(a)		306,619
BAVAT 2005-3 A4	(a)		465,802
Baxter International Inc	(a)		621,099
BB & T Corporation	(a)		2,184,209
BECO 1999-1 A5	(a)		937,958
Berkshire Hathaway Fin	(a)		930,075
BHP Billiton Fin USA Ltd	(a)		1,457,759
BHP Billiton Finance	(a)		202,392
BMWLT 2009-1 A3	(a)		1,830,906
BOAMS 2004-D 2A2	(a)		517,435
Boardwalk Pipelines LLC	(a)		1,909,659
Boston Scientific Corp	(a)		1,737,478
Bottling Group LLC	(a)		3,172,677
BP Capital Markets Plc	(a)		2,442,787
Brazil	(a)		556,853
British Sky Broadcasting 144A	(a)		648,971
British Telecom Plc	(a)		1,962,906
BSCMS 2005-PW10 A1	(a)		998,727
BSCMS 2005-PWR8 A2	(a)		4,221,238
BSCMS 2005-PWR9 A-4A	(a)		1,388,047
BSCMS 2005-PWR9 AAB	(a)		674,565
BSCMS 2005-T20 A1	(a)		96,218
BSCMS 2006 Pw12 A4	(a)		1,267,541
BSCMS 2006 Pw12 AAB	(a)		3,143,955
BSCMS 2006 Pw13 A4	(a)		744,637
BSCMS 2007 Pw17 A1	(a)		2,990,830
Buckeye Partners Lp	(a)		2,211,813
Bunge Na Finance	(a)		358,738
Burlington North Santa Fe	(a)		625,880
CABMT 2005-1A A1 144A	(a)		2,569,400
CABMT 2006 3A A1 144A	(a)		3,566,379
Canada	(a)		1,231,247
Canadian Natl Resources	(a)		241,812
Canadian Pacific Rr Co	(a)		616,027
Capital One Financial Co	(a)		1,112,134
Cardinal Health Inc	(a)		797,956
Cargill Inc 144A	(a)		2,581,918
Caterpillar Fin Serv	(a)		2,129,719

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Caterpillar Fin Serv Crp	(a)	$ 597,569
CCCIT 2007 A5	(a)	1,151,259
CD 2005 CD1 A4	(a)	1,636,370
CD 2005-CD1 ASB	(a)	3,276,300
CD 2006 CD3 A5	(a)	259,873
CD 2006-CD3 AAB	(a)	502,024
Cellco Part/veri Wireless	(a)	7,382,535
Celulosa Arauco Constitu	(a)	570,013
CFAB 03-1 IA-6	(a)	394,505
CFAB 2003-3 1A6	(a)	1,093,916
CFAIT 2009-1 A3 144A	(a)	796,835
Cisco Systems Inc	(a)	1,106,077
Citigroup Inc	(a)	10,012,843
Cme Group Inc	(a)	1,458,985
CNH 2006-A A4	(a)	1,320,154
CNH 2007-A B	(a)	341,076
CNH 2009-B A3	(a)	213,047
CNP 2001-1 A4	(a)	1,224,857
CNP 2005-A A2	(a)	787,961
CNP 2005-A A3	(a)	6,600,673
CNP 2005-A A4	(a)	669,013
Coca Cola Co	(a)	2,042,705
Coca-cola Amatil Ltd 144A	(a)	208,764
Coca-cola Co	(a)	1,378,178
Coca-cola Enterprises Inc	(a)	992,176
Codelco Inc 144A	(a)	151,463
Comcast Corp	(a)	435,611
COMET 2005-a7 A7	(a)	2,077,053
COMET 2007-c3 C3	(a)	419,101
COMET 2008-a1 A1	(a)	1,275,720
COMM 2007 C9 A1	(a)	2,253,892
COMM 2007 C9 A4	(a)	744,085
Commonwealth Bank Aust 144A	(a)	2,600,984
Conoco Funding Company	(a)	3,636,873
Cons Edison Co of Ny	(a)	157,352
Consolidated Edison Inc Ser B	(a)	411,666
Consumers Energy Co	(a)	177,755
Continental Airlines Inc	(a)	108,441
COOPER Us Inc	(a)	253,526
COOPER 2006-1 A4	(a)	1,638,313
Cornell University	(a)	511,765
Costco Wholesale	(a)	3,505,483
Cox Communications	(a)	129,344

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
Cox Communications 144A	(a)	$	2,178,875
Cox Communications Inc 144A	(a)		275,190
CPL 2002-1 A4	(a)		823,503
Credit Suisse Fb USA Inc	(a)		1,795,198
Credit Suisse First Boston USA	(a)		1,298,352
Credit Suisse Group Ag	(a)		2,474,121
Credit Suisse New York	(a)		1,261,332
Credit Suisse USA	(a)		259,976
CRH America Inc	(a)		237,512
CSMC 2006 C4 A3	(a)		3,551,900
CT Dev Pcr Lt & Pwr A Amt Put	(a)		245,747
DaimlerChrysler Na Hldg	(a)		420,148
Danaher Corp	(a)		1,616,869
DCENT 2009-A2 A	(a)		1,533,573
DCP Midstream LLC 144A	(a)		614,415
Delhaize Group	(a)		305,058
Delta Air Lines	(a)		114,176
DESF 2001 1 A6	(a)		3,121,892
DESF 2001-1 A5	(a)		4,459,626
Deutsche Telekom Finance Group	(a)		1,037,653
Devon Energy Corporation	(a)		406,722
Devon Financing Corp	(a)		1,018,988
Devon Financing Corp Ulc	(a)		183,198
Diamond Offshore Drill	(a)		841,395
Directv Holdings/fing 144A	(a)		559,296
Discovery Communications	(a)		1,358,534
DR Pepper Snapple Group	(a)		942,705
Duke Capital LLC	(a)		2,202,476
Duke Energy Ohio Inc	(a)		346,192
Duke Realty LP	(a)		144,398
Duke University	(a)		1,447,387
Dun & Bradstreet Corp	(a)		184,270
Edp Finance Bv 144A	(a)		2,331,083
El Paso Electric Company	(a)		284,158
El Paso Natural Gas	(a)		83,147
Electricite De France 144A	(a)		1,062,562
Eli Lilly	(a)		174,790
Eli Lilly & Co	(a)		2,533,951
Emerson Electric Co	(a)		2,082,811
EnCana Corp	(a)		694,155
Enel Finance Intl Sa 144A	(a)		2,955,452
Enogex LLC 144A	(a)		137,130
Entergy Gulf States La	(a)		168,141

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Entergy Louisiana LLC	(a)	$ 108,143
Enterprise Products Oper	(a)	3,553,702
Enterprise Products Operations	(a)	131,783
Eog Resources Inc	(a)	178,707
Equifax Inc	(a)	795,690
ERAC USA Finance Company 144A	(a)	345,912
ERAC USA Finance Enter 144A	(a)	1,618,687
ERP Operating LP	(a)	165,114
European Investment Bank	(a)	2,091,940
Exelon Generation Co LLC	(a)	257,944
Export Development Canada	(a)	2,645,808
Express Scripts Inc	(a)	2,125,397
Fannie Mae	(a)	9,131,826
Federal Home Loan Bank	(a)	6,518,431
Federal Natl Mtg Assn	(a)	967,933
Federal Realty Invs Trst	(a)	128,994
Federated Retail	(a)	166,320
FHL Arm	(a)	73,518
FHL-15yr Gold	(a)	174,222
FHLMC 15yr Giant	(a)	587,867
FHLMC 15yr Gold	(a)	6,883,670
FHLMC Arm	(a)	21,237,479
FHLMC Gold	(a)	11,088,970
FHLMC_Arm	(a)	197,598
FHR 2614 IH	(a)	12,141
FHR 2627 IE	(a)	5,709
FHR 2866 XE	(a)	5,201,815
FHR 3152 DA	(a)	403,437
FHR 3195 PN	(a)	433,862
FHR 3354 PA	(a)	4,611,117
Fifth Third Bank Nw-ohio	(a)	765,668
Financement Quebec	(a)	3,677,913
FNARM	(a)	49,935
FNMA	(a)	2,624,330
FNMA 15 yr	(a)	84,173,450
FNMA 30 yr	(a)	58,229,531
FNMA 30 yr	(a)	712,727
FNMA Arm	(a)	17,136,302
Fnma Mega	(a)	6,418,137
FNR 2003-40 NI	(a)	243
FNR 2004-49 QY	(a)	907,437
FNR 2005-57 PA	(a)	773,842
FNR 2005-69 Ad	(a)	1,065,100

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
FNR 2006 35 GK	(a)	$	1,120,803
FNR 2006 49 CA	(a)		754,218
FNR 2006-9 KB	(a)		519,314
FORDO 2009-d A4	(a)		693,301
FORDO 2009-e A4	(a)		1,850,598
FPL 2007 A A2	(a)		443,656
FPL 2007 A A3	(a)		2,978,978
France Telecom	(a)		2,340,020
Freddie Mac	(a)		27,919,227
Gatx Corp	(a)		2,541,906
GCCFC 2004-GGIA A3	(a)		157,400
GCCFC 2005-GG3 A2	(a)		242,268
GCCFC 2007 GG9 A1	(a)		160,839
GE Cap Corp	(a)		5,315,266
GECMC 2005-C4 A1	(a)		226,453
GEEMT 2009-1 A3	(a)		948,799
GEMNT 2005-3 A	(a)		3,551,921
GEMNT 2007 3 C	(a)		569,311
GEMNT 2009-2 A	(a)		2,303,513
Genentech Inc (USA)	(a)		1,227,498
General Dynamics Corp	(a)		3,331,059
General Elec Cap Corp	(a)		10,632,379
General Electric Capital Corp	(a)		995,484
General Electric Credit	(a)		2,574,590
General Mills Inc	(a)		939,331
GNMA 15 yr	(a)		92,801
GNMA 30 yr	(a)		1,732,009
GNMA 30 yr Plat	(a)		70,812
GNMA LL 30 yr	(a)		4,979,636
GNR 2004-47 QV	(a)		1,496,436
GNR 2004-77 A	(a)		741,762
GNR 2004-77 AB	(a)		2,366,401
GNR 2004-79 PA	(a)		507,838
GNR 2004-97 B	(a)		5,256,804
GNR 2005-10 B	(a)		4,113,880
GNR 2005-87 A	(a)		933,221
GNR 2005-9 A	(a)		618,689
GNR 2005-9 AB	(a)		3,203,724
Goldman Sachs	(a)		1,034,601
Goldman Sachs Gp	(a)		2,952,335
Goldman Sachs Group	(a)		529,155
Goldman Sachs Group Inc	(a)		6,709,113
Goldman Sachs Grp Inc	(a)		287,478

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Goodrich Corp	(a)	$ 781,117
Govt Natl Assn 20Y	(a)	55,494
Govt Natl Mort Assn	(a)	722
Govt Natl Mortg Assn	(a)	86,522
Govt Natl Mtg Assn	(a)	4,730
Govt Natl Mtg Assn 1	(a)	77
Govt Natl Mtg Assn I	(a)	31,846
Govt Natl Mtg Assn II	(a)	25,809
Govt Natl Mtg Assn II 002038m	(a)	1,648
GSMS 2006-GG6 A4	(a)	457,963
Gulfstream Natural Gas 144A	(a)	82,138
HART 2006-A A4	(a)	894,003
HART 2009-A A4	(a)	832,964
HAT 2006-2 A4	(a)	3,311,217
Health Care Svc Corp 144A	(a)	2,676,364
Hershey Company	(a)	478,782
Hess Corp	(a)	363,251
Hewlett-Packard Co	(a)	3,959,491
Highmark Inc 144A	(a)	332,531
Holcim Ltd 144A	(a)	713,898
Home Depot Inc	(a)	233,477
Honeywell International	(a)	1,528,794
Hospitality Prop	(a)	153,951
Howard Hughes Medical In	(a)	1,180,240
HSBC Holdings Plc	(a)	169,259
Iberdrola Fin Ireland 144A	(a)	2,121,267
Illinois Power Co	(a)	3,778,499
Ing USA Global Funding	(a)	1,032,669
Inter-American Devel Bk	(a)	2,387,347
Intl Bk Recon & Develop	(a)	1,818,359
Intl Finance Corp	(a)	1,130,360
Intl Lease Finance Corp	(a)	618,301
Italy	(a)	647,988
JDOT 2006 A A4	(a)	428,663
JDOT 2009-A A3	(a)	330,701
JDOT 2009-A A4	(a)	939,562
Jefferies Group Inc	(a)	1,258,180
John Deere Capital Corp	(a)	8,190,128
Johnson & Johnson	(a)	3,037,820
JP Morgan Chase	(a)	2,230,660
JP Morgan Chase & Co	(a)	930,600
JPM Chase Capital XXVII	(a)	421,486
JPMAC 2007-CH1 AV2	(a)	64,662

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
JPMCC 2003-CB6 A1	(a)	$ 1,298,795
JPMCC 2005 LDP5 A4	(a)	3,378,283
JPMCC 2005-LDP4 ASB	(a)	532,707
JPMCC 2006-CB14 A4	(a)	1,107,618
JPMCC06-CB15 A4	(a)	1,678,530
JPMORGAN CHASE & CO	(a)	9,843,086
JPMRT 2007 A A4 144A	(a)	2,700,207
Kellogg Co	(a)	2,792,575
Kern River Funding Corp 144A	(a)	393,906
Kroger Co	(a)	3,204,339
Lafarge Sa	(a)	139,351
Landwirtsch Rentenbank	(a)	2,846,634
LBUBS 2005-C1 A4	(a)	4,642,262
LBUBS06-C7 A3	(a)	275,185
Lithuania 144A	(a)	426,093
Lockheed Martin Corp	(a)	2,837,149
Lowes Companies Inc	(a)	1,164,029
Lubrizol Corp	(a)	1,547,441
Mack-cali Realty Corp	(a)	352,200
Magellan Midstream Partners	(a)	335,826
Marathon Oil Corp	(a)	1,671,616
Markel Corp	(a)	235,693
Massachusetts Electric 144A	(a)	273,672
Massmutual Global Fdg Ii 144A	(a)	2,172,378
Massmutual Global Funding 144A	(a)	1,113,206
Mbna American Bk	(a)	211,830
MBNAS 2006-C3 C3	(a)	221,764
McDonalds Corp	(a)	435,877
McDonnell Douglas Corp	(a)	3,841,276
MDC Holdings Inc	(a)	490,376
Medtronic Inc	(a)	447,793
Mellon Funding Corp	(a)	3,364,139
Merrill Lynch & Co	(a)	4,087,091
Merrill Lynch Co	(a)	1,120,535
Met Life Glob Funding I 144A	(a)	477,415
Metlife Inc	(a)	2,060,402
MidAmerican Energy Co	(a)	3,815,060
MMAF 2009-AA A4 144A	(a)	2,655,420
Monongahela Power 144A	(a)	290,614
Morgan Stanley	(a)	8,473,254
Morgan Stanley Dean Witter	(a)	3,020,837
MSC 2007 IQ14 A4	(a)	1,766,891
MSC 2007 IQ15 A1	(a)	3,120,049

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
MSC 2007-HQ11 A4	(a)	$ 529,363
MSC 2008-T29 A4	(a)	450,300
MSDWC 2003-HQ2 A1	(a)	895,360
Mubadala Development Co 144A	(a)	1,688,762
MVCOT 2005-2 A 144A	(a)	409,905
MVCOT 2006 2A A 144A	(a)	605,776
MVCOT 2006-1A A 144A	(a)	678,816
Nabors Industries Inc	(a)	825,434
NALT 2009-A A3	(a)	1,493,431
National Australia Bank 144A	(a)	715,085
National Gas Co 144A	(a)	150,179
National Rural Util Coop	(a)	2,951,132
Nationwide Bldg Society 144A	(a)	1,296,639
NCHET 2005-A A4	(a)	2,274,582
Nevada Power Co	(a)	3,598,642
New York Life Global Fdg 144A	(a)	777,217
News America	(a)	540,939
News America Inc	(a)	388,582
News America Inc 144A	(a)	974,048
Nisource Finance Corp	(a)	932,848
NLV Financial Corp 144A	(a)	213,534
Nokia Corp	(a)	536,530
NORD 2007-1A A 144A	(a)	2,486,445
Nordea Bank Sweden Ab 144A	(a)	3,955,143
Northeast Utilities	(a)	3,260,989
Northern States Pwr-minn	(a)	134,208
Northern Trust Co	(a)	1,801,363
Northern Trust Company	(a)	326,179
Northern Trust Corp	(a)	1,617,981
Northrop Grumman	(a)	968,258
Novartis Secs Invest Ltd	(a)	3,014,911
NVR Inc	(a)	131,749
Occidental Petroleum Corp	(a)	2,550,950
Ohio Power Company	(a)	2,804,424
Omnicom Group Inc	(a)	2,981,897
Oracle Corp	(a)	981,357
Paccar Inc	(a)	731,640
Pacific Gas & Electric	(a)	351,089
PECO 2001-A A1	(a)	1,097,597
Peco Energy Co	(a)	1,759,532
Pedernales Electric Corp 144A	(a)	955,036
Pegtf 2001-1 A7	(a)	7,456,656
Pegtf 2001-1 A8	(a)	1,951,144

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Pemex Proj Fdg Master Tr	(a)	$ 496,721
Pennsylvania Electric Co	(a)	201,849
PepsiAmericas Inc	(a)	2,228,623
PepsiCo Inc	(a)	495,579
PERF 2005-2 A2	(a)	1,263,356
Petro Canada Ltd	(a)	83,387
Petrobras Intl	(a)	1,151,788
Petrobras Intl Fin Co	(a)	448,634
Pfizer Inc	(a)	4,748,793
Placer Dome Inc	(a)	233,526
Plains All Amer Pipeline	(a)	2,161,499
PNC Funding Corp	(a)	9,832,792
Potash Corp-Saskatchewan	(a)	1,868,053
PPL Electric Utilities	(a)	1,598,988
Praxair Inc	(a)	5,013,719
Pres & Fellows of Harvard 144A	(a)	1,974,623
Pricoa Global Funding 1 144A	(a)	3,747,291
Principal Financial Group	(a)	188,091
Principal Financial Grp	(a)	2,751,216
Principal Life Global 144A	(a)	465,853
Principal Life Inc Fndg	(a)	981,306
Procter & Gamble Co	(a)	632,283
Progress Energy Carolina	(a)	261,022
Progress Energy Inc	(a)	293,529
Prudential Financial Inc	(a)	1,300,477
Pub Svc Elec & Gas	(a)	349,691
Public Service Oklahoma	(a)	100,778
Quebec Province	(a)	2,201,049
Regency Centers	(a)	83,565
Reinsurance Grp of Amer	(a)	164,515
Republic Services Inc 144A	(a)	278,957
Reynolds American Inc	(a)	143,135
RIO Tinto Fin USA Ltd	(a)	2,835,133
RIO Tinto Finance Plc	(a)	1,194,112
Roche Hldgs Inc 144A	(a)	2,084,435
Rogers Cable Inc	(a)	372,706
Rogers Communications Inc	(a)	3,681,788
Roper Industries Inc	(a)	966,385
Royal Bank of Canada	(a)	3,059,347
RSBBC 2007-A A2	(a)	3,024,774
Sabmiller Plc 144A	(a)	1,417,503
Safeway Inc	(a)	513,402
San Diego G & E	(a)	69,682

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Santander Central Hispano Issuances	(a)	$ 3,746,818
Schlumberger Tech Corp 144A	(a)	2,086,582
Seariver Maritime	(a)	3,443,957
Sempra Energy	(a)	2,015,089
Sfef 144A	(a)	1,891,687
Shell International Fin	(a)	1,051,748
Shell International Finance	(a)	452,446
Shell Intl Fin	(a)	2,778,534
Simon Property Group Inc	(a)	165,816
Simon Property Group Lp	(a)	1,760,958
SLMA 2008-1 A1	(a)	682,400
SLMA 2008-4 A2	(a)	324,757
SLMA 2008-5 A2	(a)	243,130
Smith International Inc	(a)	1,905,489
South Africa	(a)	404,324
Southeast Supply Header 144A	(a)	1,234,985
Southern Cal Edison	(a)	1,655,338
Southern Co	(a)	2,396,444
Southern Nat Gas Ep 144A	(a)	82,646
Staples Inc	(a)	1,216,092
State Street Corp	(a)	944,583
Sunoco Inc	(a)	2,152,300
Suntrust Bank	(a)	1,338,632
Svenska Handelsbanken Ab 144A	(a)	3,291,245
Swedish Export Credit	(a)	483,526
Sysco Corp	(a)	140,210
Sysco Corporation	(a)	1,080,249
Tampa Electric	(a)	249,159
Taqa Abu Dhabi 144A	(a)	3,845,110
Taqa Abu Dhabi Natl Energy 144A	(a)	481,500
Target Corp	(a)	1,891,408
Tarot 2006 B A4	(a)	2,528,086
Tcm Sub LLC 144A	(a)	3,853,703
Telecom Italia Capital	(a)	3,979,762
Telefonica Emisiones Sau	(a)	2,479,501
Telefonica Sa	(a)	197,876
Telefonos De Mexico Sa	(a)	1,020,193
Teva Pharm Finance LLC	(a)	426,218
Texas Gas Trans 144A	(a)	2,556,860
Thomson Reuters Corp	(a)	2,146,151
Time Warner Cable Inc	(a)	3,810,850
Time Warner Inc	(a)	663,875
TIPS	(a)	5,034,198

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
Tjx Cos Inc	(a)	$	468,403
Transatlantic Holdings	(a)		245,221
Trans-canada Pipelines	(a)		258,896
Transocean Sedco	(a)		3,676,596
Travelers Cos Inc	(a)		1,038,306
Unilever Capital Corp	(a)		3,421,846
Union Electric Co	(a)		359,805
Union Pacific Corp	(a)		2,362,772
Union Pacific Corporation	(a)		155,012
United Mexican States	(a)		210,819
U.S. Bancorp	(a)		5,143,794
U.S. Treasury N/b	(a)		82,061,035
USAOT 2006 3 A4	(a)		539,324
USAOT 2007-2 A3	(a)		581,917
USAOT 2008-1 A3	(a)		217,081
USb Capital XIII Trust	(a)		166,476
Vale Overseas	(a)		273,627
Vale Overseas Ltd	(a)		308,502
Valero Energy	(a)		375,572
Valero Energy Corp	(a)		1,392,196
Veolia Environment	(a)		3,929,705
Verizon Communications	(a)		2,218,688
Verizon Global Funding	(a)		249,592
Verizon Virginia Inc	(a)		1,438,887
Virginia Electric & Power	(a)		165,539
Virginia Electric Power	(a)		2,175,146
Vivendi Universal 144A	(a)		276,633
Vodafone Group	(a)		244,421
VWALT 2009-A A3	(a)		913,606
Wachovia Corp	(a)		1,004,853
Walgreen Co	(a)		533,575
Wal-mart Stores Inc	(a)		1,165,416
Walt Disney Company	(a)		1,718,506
Waot 2006 A A4	(a)		1,128,417
Waste Management Inc	(a)		1,321,076
WBCMT 2006 C28 A4	(a)		3,452,900
WBCMT06-C24 A3	(a)		504,041
Wea Finance LLC 144A	(a)		292,992
WEA Finance/wt Fin Aust 144A	(a)		3,389,108
Weatherford Intl Ltd	(a)		205,031
Wellpoint Inc	(a)		1,997,462
Wells Fargo & Co	(a)		3,692,614
Wells Fargo Bank Na	(a)		364,418

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

	Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
	Wells Fargo Company	(a)	$ 3,804,224
	West Penn Power Co 144A	(a)	1,349,608
	Westar Energy Inc	(a)	1,682,256
	Westfield Capital Corp 144A	(a)	450,815
	Westpac Banking Corp	(a)	3,371,977
	Westpac Banking Corp 144A	(a)	2,785,678
	WFMBS 2003-O 5A1	(a)	255,859
	WOART 2006-A A4	(a)	866,269
	Woodside Finance Ltd 144A	(a)	1,459,437
	WYETH	(a)	244,404
	Xerox Corporation	(a)	3,099,072
	Xstrata Finance Canada 144A	(a)	120,335
	X70 Energy Inc	(a)	1,582,893
	Due to broker for securities purchased	(a)	630,835
*	State Street Short Term Investment Fund	(a)	44,739,034
	Total synthetic investment contracts underlying investments at fair value		1,175,192,068
	Wrapper agreements:		
	Bank of America, NA	(a)	1,146,324
	Rabobank Nederland	(a)	859,327
	State Street Bank & Trust Co.	(a)	429,872
	Total synthetic investment contracts		1,177,627,591
	Guaranteed investment contracts:		
	Aegon Institutional Markets/Monumental Life Insurance Company SV-04587Q	(a)	10,365,727
	Aegon Institutional Markets/Monumental Life Insurance Company SV-04639Q	(a)	2,756,923
	Pacific Life Insurance Company G26604.06	(a)	7,821,089
	Pacific Life Insurance Company G26604.07	(a)	14,592,021
	Pacific Life Insurance Company G26604.08	(a)	8,171,510
	Principal Life Insurance Company 5-17671-1	(a)	2,082,597
	Principal Life Insurance Company 5-17671-2	(a)	7,824,483
	Principal Life Insurance Company 5-17671-3	(a)	10,362,162
	Principal Life Insurance Company 5-17671-4	(a)	21,789,250
	New York Life Insurance Company GA-34201	(a)	11,020,286
	Metropolitan Life Insurance Company 29640	(a)	16,260,012
	Total guaranteed investment contracts		113,046,060

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Participant loans:		
* Participants loans, interest rates ranging from 4.25% to 10.50% and maturing 2010 through 2014	(a)	$ 96,068,060
		$ 3,380,811,180

* Party-in-interest to the Plan.

(a) Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC. SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By: /s/ Michael C. Perkins
Michael C. Perkins
Chairman, Benefits Administration Committee

Date: June 23, 2010

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
the Human Resources Committee:

We consent to the incorporation by reference in the registration statement (No. 333-33343) on Form S-8 of J. C. Penney Company, Inc. of our report dated June 23, 2010, with respect to the statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

/s/ KPMG LLP

Dallas, Texas
June 23, 2010